Exhibit 99.1

Kos Pharmaceuticals, Inc.

2005 Named Executive Officers Compensation

	2004	2004 Stock	2005
Executive Officer	Cash Bonus	Option Bonus*	Salary

Daniel M. Bell, Chairman of the Board	$500,000	75,000 shares	$375,000

Adrian Adams, President and CEO	$1,000,000	175,000 shares	$625,000

Christopher P. Kiritsy, Executive Vice Pres., Corporate Development and CFO	$550,000	80,000 shares	$360,000

Ralf H. Rosskamp, Executive Vice Pres., Research and Development	$285,000	50,000 shares	$370,000

Mark E. McGovern, Executive Vice Press., Chief Medical Officer	$260,000	50,000 shares	$340,000

Richard A. King, Executive Vice Pres., Commercial Operations	$285,000	50,000 shares	$320,000

*Issued under the Kos Pharmaceuticals, Inc. 1996 Stock Option Plan.